SIDLEY AUSTIN LLP 1000 LOUISIANA STREET SUITE 5900 HOUSTON, TX 77002 +1 713 495 4500 +1 713 495 7799 FAX AMERICA • ASIA PACIFIC • EUROPE

May 26, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Structured Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Jason Weidberg
Arthur Sandel

Re:	Atmos Energy Corporation
Atmos Energy Kansas Securitization I, LLC
Registration Statement on Form SF-1
Filed February 28, 2023
File Nos. 333-270078 and 333-270078-01

Ladies and Gentlemen:

On behalf of Atmos Energy Corporation (“Atmos Energy”) and Atmos Energy Kansas Securitization I, LLC (together with Atmos Energy, the “Registrants”), we hereby submit this letter in response to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated March 27, 2023, with respect to the Registrants’ above-referenced Registration Statement on Form SF-1 filed on February 28, 2023 (the “Registration Statement”). Concurrently with this letter, we are transmitting via EDGAR an amendment to the Registration Statement (including certain exhibits) (“Amendment No. 1”). For the Staff’s reference, we are also providing to the Staff by email a copy of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from the Registration Statement.

In this letter, we have recited the comment from the Staff in bold typeface and have followed the comment with the Registrants’ response in ordinary typeface.

Sidley Austin (TX) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Registration Statement on Form SF-1

Form of Prospectus

Description of the Securitized Utility Tariff Bonds

The Security for the Securitized Utility Tariff Bonds, page 68

1.

We note that, in addition to the securitized utility tariff property, the collection account and all of its subaccounts will also secure the bonds, including all “cash, instruments, investment property or other assets credited to or deposited in the collection account or any subaccount … and all financial assets and securities entitlements carried therein or credited thereto.” Please confirm whether any of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

Response:

The Registrants hereby confirm that none of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

Part II - Information Not Required in Prospectus

Item 14. Exhibits, page II-3

2.

Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.

Response:

The Registrants are filing copies of the remaining exhibits with Amendment No. 1.

If you have questions regarding the foregoing responses, please contact the undersigned at (713) 495-4522.

Sincerely,

/s/ George J Vlahakos
George J Vlahakos

cc:	Christopher T. Forsythe, Atmos Energy

Ashley Burton, Atmos Energy

Robert Stephens, Sidley Austin LLP

Michael Fitzpatrick, Jr., Hunton Andrews Kurth LLP

Adam O’Brian, Hunton Andrews Kurth LLP